SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. __)*

NeuMedia, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

562565101
(CUSIP Number)
Peter A. Adderton
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(310) 601 - 2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Peter A. Adderton
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (see instructions)
OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		Australian
		Sole Voting Power
Number of	7	3,162,500(1)
Shares		Shared Voting Power
Beneficially by	8	50,000(2)
Owned by Each		Sole Dispositive Power
Reporting	9	3,162,500(1)
Person With		Shared Dispositive Power
	10	50,000(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,212,500
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
6.16%
14	Type of Reporting Person (see instructions)
IN
(1) Consists of (a) 3,012,500 shares common stock and (b) 150,000 shares of common stock issuable upon exercise of a warrant issued on September 27, 2010.

(2) Consists of 50,000 shares of common stock held by Digital Turbine Group, LLC.

CUSIP No. 562565101

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”) of NeuMedia, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 4751 Wilshire Boulevard, Third Floor, Los Angeles, CA 90010.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by Peter A. Adderton (the “Reporting Person”).

(b)  The address of the Reporting Person is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Peter Adderton is the Chief Executive Officer of the Issuer.  The address of the Issuer is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is an Australian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The securities of the Issuer reported as beneficially owned by the Reporting Person in this Schedule 13D were issued to the Reporting Person in consideration for past services rendered and services to be rendered in connection with the Reporting Person’s employment with the Issuer, which began on December 28, 2011.  The securities were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving any public offering.

Item 4.	Purpose of Transaction

The information set forth is Item 3 above is incorporated by reference herein.

The Reporting Person intends to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Person may, from time to time, acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of its holdings of the Issuer’s securities.

The Reporting Person may also engage in and may plan for his engagement of any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of his shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing his intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 3,212,500 shares of Common Stock in the aggregate, representing approximately 6.16% of the Issuer.

(b)  The Reporting Person has the sole power to vote or to direct the vote and dispose or to direct the disposition of 3,162,500 shares of Common Stock of the Issuer.  The Reporting Person has shared power to vote or to direct the vote and dispose or to direct the disposition of 50,000 shares of Common Stock of the Issuer.

(c)  The information set forth in Item 3 is incorporated by reference herein.  Except as described above, the Reporting Person has not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1  Restricted Stock Agreement
99.2  Restricted Stock Agreement
99.3  Warrant

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2012

Peter A. Adderton

/s/ Peter A. Adderton